Exhibit 99.5

GAFISA S.A.

Publicly-held Company

TAX ID (CNPJ/MF) No. 01.545.826/0001-07
NIRE 35.300.147.952

CALL NOTICE
EXTRAORDINARY GENERAL MEETING

The Shareholders of Gafisa S.A. (“Company”) are hereby invited to meet on December 14, 2009, at 2:00 pm, at the Company’s headquarters, located in the city of São Paulo, State of São Paulo, Brazil, at Avenida das Nações Unidas, 8.501, 19th floor, part, Eldorado Business Tower, Pinheiros, in an Extraordinary General Shareholders’ Meeting to decide on the following agenda:

1.
to review, discuss and approve the Protocol and Justification of merger, into the Company, of the totality of outstanding shares issued by its subsidiary Construtora Tenda S.A. (“Merger of Shares”) executed by the management of the companies on November 9, 2009, as well as the acts and provisions contemplated  therein;

2.
to ratify the appointment and hiring of APSIS Consultoria Empresarial Ltda. for the preparation of the appraisal report of the shares issued by Construtora Tenda S.A. that will be contributed to the capital of the Company for the purposes of Sections 227 and 8 of Brazilian Law no. 6.404/76 (“Appraisal Report”);

3.	to approve the Appraisal Report;

4.
to approve the Merger of Shares and the consequent capital increase of the Company through the issuance of common shares to be subscribed and paid-up by the officers of Construtora Tenda S.A. on behalf of its shareholders and further amendment to Section 5 of the Bylaws of the Company in order to reflect the capital increase; and

5.	to approve the assumption by the Company of non-exercised stock options granted by Contrutora Tenda S.A. under its Stock Option Plans.

In order to facilitate the access of the Shareholders to the Meeting, the Shareholders are requested to deliver the following documents at the Company’s headquarters, to the attention of the Investor Relations Department until December 11, 2009: (i) statement or evidence of the ownership of shares issued by BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros or by Itaú Corretora de Valores S.A., institution in charge for the services of book-entry shares of the Company; and (ii) to those to be represented by an attorney-in-fact, the power-of-attorney observing the applicable law (article 126 from Brazilian Law No. 6.404/76).

The following documents are available to the Shareholders, as from this date, in the

Company’s headquarters as well as in the websites of Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros: (i) the Protocol and Justification of the Merger of Shares; (ii) the audited financial statements of the Company and of Construtora Tenda S.A. as of September 30, 2009; (iii) the Appraisal Report; (iv) the appraisal report also prepared by APSIS Consultoria Empresarial Ltda. for the purposes of article 264 of Brazilian Law No. 6.404/76; and (v) the report presented by N M Rothschild & Sons. For consulting and analysis of such documents in the Company’s headquarters, the interested shareholders shall book a date and time with the Investor Relations Department.

São Paulo, November 9, 2009

Gary Robert Garrabrant
- Chairman of the Board of Directors -